Consolidated Financial Statements of

SMART Technologies Inc.

Years ended March 31, 2011, 2010 and 2009

Independent Auditors’ Report

To the Board of Directors and Stockholders of SMART Technologies Inc.

We have audited the accompanying consolidated balance sheets of SMART Technologies Inc. (the “Company”) and its subsidiaries as of March 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for each of the years in the three year period ended March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SMART Technologies Inc. as of March 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

May 18, 2011

SMART Technologies Inc.

Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)

For the years ended March 31, 2011, 2010 and 2009

	March 31, 2011	March 31, 2010	March 31, 2009
Revenue	$790,055	$647,975	$468,156
Cost of sales	399,176	326,457	268,153

Gross margin	390,879	321,518	200,003

Expenses
Selling, marketing and administration	180,803	138,810	99,751
Research and development	53,029	33,581	25,011
Depreciation and amortization of property and equipment	22,796	15,930	5,817
Amortization of intangible assets	8,986	21	—
Interest expense	26,321	30,222	44,683
Interest expense on related party debt	5,297	34,626	33,877
Foreign exchange (gain) loss	(10,534)	(91,814)	93,999

	286,698	161,376	303,138

Other income, net	486	204	752

Income (loss) before income taxes	104,667	160,346	(102,383)

Income tax expense (recovery) (note 12)
Current	35,652	12,504	(2,041)
Deferred	(340)	5,810	6,315

	35,312	18,314	4,274

Net income (loss)	$69,355	$142,032	$(106,657)

Earnings (loss) per share amounts (note 14)
Basic and diluted earnings (loss) per share	$0.53	$0.81	$(0.63)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	March 31, 2011	March 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$119,025	$230,169
Trade receivables (note 5)	106,389	81,901
Other current assets	7,915	11,972
Inventory (note 6)	81,816	58,743
Deferred income taxes (note 12)	12,200	11,683

	327,345	394,468

Property and equipment (note 7)	117,173	107,999
Goodwill (note 2)	34,173	—
Intangible assets (note 8)	42,140	506
Deferred income taxes (note 12)	17,177	14,962
Deferred financing fees (note 9)	8,215	9,652
Other long-term assets (note 18)	—	507

	$546,223	$528,094
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$36,579	$38,861
Accrued and other current liabilities	79,541	81,123
Deferred revenue	31,516	24,697
Income taxes payable	2,949	5,523
Current portion of long-term debt (note 9)	3,050	92,790
Current portion of related party long-term debt (note 9)	—	1,421

	153,635	244,415

Long-term debt (note 9)	336,275	473,732
Related party long-term debt (note 9)	—	429,855
Deferred revenue	87,992	74,407
Deferred income taxes (note 12)	11,594	—

	589,496	1,222,409
Shareholders’ deficit
Share capital (note 10)
Class B Shares—no par value
Authorized—unlimited
Issued and outstanding—79,464,195 shares as of March 31, 2011 and zero shares as of March 31, 2010	238,407	—
Class A Subordinate Voting Shares—no par value
Authorized—unlimited
Issued and outstanding—44,308,596 shares as of March 31, 2011 and zero shares as of March 31, 2010	483,412	—
Voting Common Shares—no par value
Authorized—unlimited
Issued and outstanding—zero shares as of March 31, 2011 and 53,563,844 shares as of March 31, 2010	—	41,166
Voting Preferred Shares—no par value
Authorized—unlimited
Issued and outstanding—zero shares as of March 31, 2011 and 127,483,148 shares as of March 31, 2010	—	—
Non-voting Common Shares—no par value
Authorized—unlimited
Issued and outstanding—zero shares as of March 31, 2011 and 127,489,844 shares as of March 31, 2010	—	120,108
Accumulated other comprehensive loss (note 4)	(11,894)	(24,364)
Additional paid-in capital (notes 10 and 11)	8,672	—
Deficit	(761,870)	(831,225)

	(43,273)	(694,315)

	$546,223	$528,094

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Deficit

(thousands of U.S. dollars)

For the years ended March 31, 2011, 2010 and 2009

	Share capital stated amount	Deficit	Accumulated other comprehensive (loss) income	Additional paid-in capital	Total
Balance as of March 31, 2008	$160,247	$(866,600)	$(19,163)	$—	$(725,516)
Net loss	—	(106,657)	—	—	(106,657)
Foreign currency translation	—	—	149,840	—	149,840

Balance as of March 31, 2009	$160,247	$(973,257)	$130,677	$—	$(682,333)
Net income	—	142,032	—	—	142,032
Participant Equity Loan Plan (note 10)	1,027	—	—	—	1,027
Foreign currency translation	—	—	(155,041)	—	(155,041)

Balance as of March 31, 2010	$161,274	$(831,225)	$(24,364)	$—	$(694,315)
Net income	—	69,355	—	—	69,355
Participant Equity Loan Plan (note 10)	8,331	—	—	—	8,331
2010 Reorganization (notes 3 and 10)	413,618	—	—	—	413,618
Initial public offering	138,596	—	—	—	138,596
Foreign currency translation	—	—	12,470	—	12,470
Stock-based compensation	—	—	—	8,672	8,672

Balance as of March 31, 2011	$721,819	$(761,870)	$(11,894)	$8,672	$(43,273)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows

(thousands of U.S. dollars)

For the years ended March 31, 2011, 2010 and 2009

	March 31, 2011	March 31, 2010	March 31, 2009
Cash provided by (used in)
Operations
Net income (loss)	$69,355	$142,032	$(106,657)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization of property and equipment	26,914	17,956	9,730
Amortization of intangible assets	8,986	21	—
Amortization of deferred financing fees	3,270	1,927	1,864
Non-cash interest (recovery) expense on long-term debt	(967)	(1,082)	7,891
Non-cash interest expense on related party long-term debt	5,297	34,626	33,877
Stock-based compensation	8,672	—	—
(Gain) loss on foreign exchange	(11,483)	(93,447)	94,336
Deferred income tax (recovery) expense	(340)	5,810	6,315
Loss on disposal of property and equipment	86	220	392
Trade receivables	(11,048)	2,452	(18,653)
Other current assets	6,400	(3,745)	(131)
Inventory	(16,689)	14,237	(36,448)
Income taxes recoverable and payable	(5,556)	7,872	(7,296)
Accounts payable, accrued and other current liabilities	(12,739)	17,251	(3,203)
Deferred revenue	14,810	13,379	11,715

Cash provided by (used in) operating activities	84,968	159,509	(6,268)

Investing
Business acquisition	(82,000)	—	—
Cash of subsidiary at date of acquisition	7,974	—	—
Capital expenditures	(27,498)	(24,565)	(59,375)
Proceeds from the sale of property and equipment	14	18	—
Intangible assets	(502)	(484)	—
Restricted cash	—	—	26,859

Cash used in investing activities	(102,012)	(25,049)	(32,516)

Financing
Proceeds from issuance of debt	—	47,910	37,521
Proceeds from issuance of related party debt	—	—	1,225
Proceeds from IPO, net	134,314	—	—
Repayment of debt	(239,307)	(3,006)	(3,126)
Financing fees (paid) recovered	(1,396)	—	313
Participant equity loan plan, net	8,251	(10,210)	—
Common shares issued	—	12,136	—

Cash (used in) provided by financing activities	(98,138)	46,848	35,933
Effect of exchange rate changes on cash and cash equivalents	4,038	11,806	(8,717)

Net (decrease) increase in cash and cash equivalents	(111,144)	193,114	(11,568)
Cash and cash equivalents, beginning of year	230,169	37,055	48,623

Cash and cash equivalents, end of year	$119,025	$230,169	$37,055

Cash and cash equivalents are comprised as follows
Cash	$10,662	$7,080	$26,761
Short-term investments	108,363	223,089	10,294

	$119,025	$230,169	$37,055

Supplemental cash flow disclosures
Interest paid	$29,721	$26,328	$36,347
Interest received	574	169	1,144
Income taxes paid	38,674	4,334	4,978
Amount of non-cash capital additions in accounts payable, accrued and other current liabilities	4,368	2,793	4,041

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

Nature of business

SMART Technologies Inc. (the “Company”), formerly SMART Technologies (Holdings) Inc., was incorporated on June 11, 2007 under the Business Corporations Act (Alberta). On August 28, 2007 the shareholders of a related company which was then named SMART Technologies Inc. (“STI”), transferred 100% of the issued shares of STI to the Company. Prior to August 28, 2007 the principal operating company was STI. On August 28, 2007, SMART Technologies ULC was formed with the amalgamation of STI and a numbered company. On February 26, 2010 the Company changed its name to SMART Technologies Inc.

Through its wholly owned subsidiary, SMART Technologies ULC (“ULC”), and its subsidiaries, the Company designs, develops and sells interactive technology products and integrated solutions that enhance learning and enable people to collaborate with each other in innovative and effective ways. The Company is the global leader in the interactive whiteboard product category, which is the core of its collaboration solutions. It generates revenue from the sale of interactive technology products and integrated solutions, including hardware, software and services.

1. Basis of presentation and significant accounting policies

The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), applied on a basis consistent for all periods. All normal recurring adjustments considered necessary for fair presentation have been included in the financial statements. The significant accounting policies used in these GAAP consolidated financial statements are as follows.

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been appropriately eliminated on consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for various litigation claims, deferred revenue, allowance for doubtful receivables, inventory valuation, warranty provisions, sales incentive provisions, fair value of assets acquired and liabilities assumed in business combinations, deferred income taxes, valuation of derivative financial instruments and impairment assessments of property and equipment, intangible assets and goodwill. Actual results could differ from these estimates.

(c) Foreign currency translation

The Company’s Canadian operations and its foreign subsidiaries, which solely provide sales and marketing support, use the Canadian dollar (“CDN”) as their functional currency. For these entities, monetary assets and liabilities denominated in foreign currencies are translated using exchange rates in effect at the balance sheet date and non-monetary assets and liabilities denominated in foreign currencies are translated at historic rates. Gains and losses on remeasurement are recorded in the Company’s Statements of Operations as part of foreign exchange gain (loss). The Company’s United States (“U.S.”) and New Zealand operating subsidiaries have the

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

U.S. dollar as their functional currency, its German operating subsidiary has the Euro as its functional currency and its Japanese operating subsidiary has the Japanese Yen as its functional currency. The financial statements of these subsidiaries are translated into Canadian dollars using the current rate method of translation whereby assets and liabilities are translated using exchange rates in effect at the balance sheet date and revenues and expenses are translated using average rates for the period. Exchange gains or losses from the translation of these foreign subsidiaries financial results are credited or charged to foreign currency translation included in other comprehensive income (loss) for the period and accumulated other comprehensive (loss) income as part of shareholders’ deficit.

The Company uses the U.S. dollar as its reporting currency. The Canadian functional currency consolidated financial statements are translated into the U.S. dollar reporting currency using the current rate method of translation. Exchange gains or losses are included as part of other comprehensive income (loss) for the period and accumulated other comprehensive (loss) income as part of shareholders’ deficit.

(d) Cash and cash equivalents

Cash equivalents consist primarily of short-term investments with an original maturity of three months or less and are carried on the consolidated balance sheet at cost which approximates fair value.

(e) Trade receivables

Trade receivables reflect invoiced and accrued revenue and are presented net of an allowance for doubtful receivables.

The Company evaluates the collectability of its trade receivables based on a combination of factors on a periodic basis. The Company considers historical experience, the age of the trade receivable balances, credit quality of the Company’s distributors and dealers, current economic conditions, and other factors that may affect the distributors’ and dealers’ ability to pay.

(f) Inventory

Raw materials and finished goods inventory is stated at the lower of cost and market value. Cost includes the cost of materials, direct labor and the applicable share of production overhead. Cost is determined on a first-in, first-out basis.

(g) Property and equipment

Property and equipment are recorded at cost and depreciated and amortized to their net residual value over their estimated useful lives using the straight-line method. Depreciation and amortization is calculated using the following rates.

Building	25 years
Information systems, hardware and software	2 - 4 years
Assembly equipment, furniture, fixtures and other	2 - 4 years

Depreciation charges related to equipment used in assembly operations are included in cost of sales.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. Any impairment charge is recognized to reduce the carrying value of the assets to its estimated fair value in the period in which it is identified.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

(h) Intangible assets

Intangible assets are stated at cost less accumulated amortization and are comprised of acquired technology, customer relationships and other intellectual property.

Intangible assets are amortized as follows.

Acquired technology	5 - 10 years
Customer relationships	5 years
Other intellectual property	5 - 10 years

Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the respective assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangible assets with finite lives are tested for impairment if events or conditions have occurred that indicate that their carrying value may not be recoverable. Any impairment charge is recognized to reduce the carrying value of the intangible asset to its estimated fair value in the period in which such determination is made.

(i) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of each identified reporting unit is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount exceeds its fair value, in which case the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in a similar manner as the value of goodwill is determined in a business combination, using the fair value as if it was the purchase price. When the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(j) Business combinations

In December 2007, the Financial Accounting Standards Board (“FASB”), issued a new accounting standard for business combinations, which established principles and requirements for how an acquirer is to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree in a business combination. This new accounting standard also established principles regarding how goodwill acquired in a business combination or gain from a bargain purchase should be recognized and measured, as well as providing guidelines on the disclosure requirements. In April 2009, FASB amended this new accounting standard to require the assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value, if the fair value can be determined during the measurement period. The Company adopted the new business combinations accounting standard in the first quarter of fiscal 2011 and applied these principles to its acquisition on April 21, 2010 of Next Holdings Limited (note 2).

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

(k) Deferred financing fees

Deferred financing fees included in other assets represent the direct costs of entering into the Company’s long-term debt and credit facilities. For non-revolving credit facilities, costs are amortized as interest expense using the effective interest method. For revolving credit facilities, costs are amortized as interest expense using the straight-line method. The deferred financing fees are being amortized over the term of the debt or credit facilities.

(l) Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, shipping occurs or services are rendered, the sales price is fixed or determinable and collection is reasonably assured. Revenue consists primarily of consideration from the bundled sale of hardware, software that is essential to the functionality of the hardware and technical support for the life of the product, which includes future unspecified software upgrades and features relating to the product’s essential software to be received, on a when-and-if-available basis.

Revenue from the bundled sale of hardware, software and technical support is recognized in accordance with general revenue recognition accounting guidance and revenue from separate sales of software products and technical support is recognized in accordance with industry specific software revenue recognition accounting guidance. Amounts invoiced and cash received in advance of meeting these revenue recognition criteria are recognized as deferred revenue.

The Company offers certain incentives to customers based on purchase levels. These incentives are recorded as a reduction of related revenues when this revenue is recognized. Revenue is recorded net of taxes collected from customers that are remitted to government authorities with the collected taxes recorded as current liabilities until remitted to the relevant government authority. The Company’s arrangements do not include any provisions for refunds.

Revenue recognition for arrangements with multiple deliverables

For multi-element arrangements that include tangible products containing software essential to the product’s functionality and undelivered elements relating to the tangible product and its essential software, the Company allocates revenue to the multiple deliverables based on their relative selling prices. To determine the relative selling price the following hierarchy is used.

(i)	vendor-specific objective evidence of fair value (“VSOE”);

(ii)	third-party evidence (“TPE”); and

(iii)	estimate of the selling price (“ESP”).

VSOE is established as the price charged for a deliverable when the same deliverable is sold separately by the Company. TPE of selling price is established by evaluating largely similar and interchangeable competitor products or services in stand-alone sales to similarly situated customers. The ESP is established considering internal factors such as internal costs, margin objectives, pricing practices and controls, customer and market conditions such as competitor pricing strategies for similar products, and industry data.

Substantially all the Company’s revenue is made up of the sales of interactive whiteboards and accessories. The interactive whiteboards consist of hardware products and software essential to the functionality of the hardware product that is delivered at the time of sale, and technical support. The Company has allocated revenue between these deliverables using the relative selling price method.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

The Company assesses incentives and discounts provided to customers in determining the relative selling prices of the deliverables in its arrangements to determine the most appropriate method of allocating such incentives and discounts to such deliverables. In general, the Company has concluded that allocating such incentives and discounts ratably to the deliverables based on the proportion of arrangement consideration allocated to each is appropriate based upon the way the Company currently sells its product.

The Company is unable to determine VSOE for its deliverables as they are not sold on a separate, stand-alone basis. The Company’s go-to-market strategy is the same or similar to that of its peers for these deliverables, in that product offerings are made in multiple deliverable bundles, such that the TPE of selling price of stand-alone deliverables cannot be obtained. Consequently, the Company is unable to establish selling price using VSOE or TPE and therefore uses ESP in its allocation of revenue.

Amounts allocated to the delivered hardware and the related essential software is recognized at the time of sale provided all the conditions for revenue recognition have been met. Amounts allocated to the technical support services and unspecified software upgrades are deferred and recognized using the straight-line method over the estimated life of the related hardware of seven years. All product cost of sales, including estimated warranty costs, are recognized at the time of sale. Costs for research and development, sales and marketing are expensed as incurred.

Revenue recognition for software

The Company also sells software, technical support and unspecified software upgrade rights altogether separate from hardware. For software arrangements involving multiple elements, revenue is allocated to each element based on the relative fair value only if VSOE evidence of fair values, which is based on prices charged when the element is sold separately, is available. The Company does not have VSOE for the undelivered elements in its software sales and, accordingly, the entire arrangement consideration is deferred and amortized over three years, the estimated period that such items are delivered or that services are provided.

(m) Comprehensive income (loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss) (“OCI”).

OCI refers to revenues, expenses, gains and losses that under GAAP are recorded as an element of comprehensive income but are excluded from net income (loss). OCI consists of foreign currency translation adjustments for the period which arise from the conversion of the Canadian dollar functional currency consolidated financial statements to the U.S. dollar reporting currency consolidated financial statements. OCI also includes foreign currency translation adjustments from those foreign subsidiaries that have a local currency as their functional currency and arising on translation of the Company’s consolidated financial statement into their reporting currency.

(n) Financial instruments

Derivative financial instruments are used by the Company to manage its exposure to interest and foreign exchange rate fluctuations. To manage interest rate exposure, the Company enters into interest rate swap contracts and to manage foreign exchange exposure, the Company enters into forward and foreign exchange collar contracts. The Company does not use derivative financial instruments for speculative purposes.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

FASB ASC 815—Accounting for Derivative Instruments requires all derivative financial instruments to be recognized at fair value on the consolidated balance sheet and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. The fair value is calculated based on quoted market prices.

Derivative contracts that do not qualify as hedges under ASC 815, or where hedge accounting is not applied, are recorded at fair value in the consolidated balance sheet unless exempted from derivative treatment as meeting normal purchase and sale criteria. Any changes in the fair value of these derivative contracts are recorded in net income (loss) when those changes occur. The Company does not currently apply hedge accounting as defined by ASC 815 to any of its financial instruments.

(o) Income taxes

In accordance with FASB ASC 740—Accounting for Income Taxes, the Company uses the liability method of accounting for income taxes. Under the liability method, current income taxes are recognized for the estimated income taxes payable for the current year and deferred income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and the benefit of losses and other deductions carried forward for tax purposes that are likely to be realized. A valuation allowance is recorded against net deferred income tax assets if it is more likely than not that the asset will not be realized. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are scheduled to be recovered or settled. The effect on the deferred income tax assets and liabilities from a change in tax rates is recognized in net income (loss) in the period that the change is enacted.

The Company follows ASC 740 in assessing its uncertain tax positions and provisions for income taxes which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, prescribes a recognition threshold of more likely than not to be sustained upon examination and provides guidance on derecognition measurement classification, interest and penalties, accounting in interim periods, disclosure and transitions.

(p) Investment tax credits

The Company uses the flow-through method to account for investment tax credits (“ITCs”), earned on eligible Scientific Research and Experimental Development (“SR&ED”) expenditures. Under this method, the ITCs are recognized as a reduction to income tax expense (recovery).

ITCs are subject to technical and financial review by Canadian tax authorities on a project-by-project basis and therefore amounts received may vary significantly from the amounts recorded. Any such differences are recorded as an adjustment to the recognized amount in the year the SR&ED review is completed and the results are made known to the Company.

(q) Research and product development costs

Research costs are expensed as incurred. Development costs for products and licensed software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. In most instances, the Company’s products are released soon after technological feasibility has been established. Costs incurred subsequent to achievement of technological feasibility are usually not significant, and therefore most product development costs are expensed as incurred.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

(r) Earnings per share

Per share amounts are based on the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated using the treasury stock method.

(s) Warranty provision

The Company provides for the estimated costs of product warranties at the time revenue is recognized. Interactive whiteboards and other hardware products are generally covered by a time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, warranty periods, freight, material usage and other related repair or replacement costs. The Company assesses the adequacy of its warranty liability and adjusts the amount as necessary based on actual experience and changes in future estimated costs.

(t) Stock-based compensation

Stock-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model. The Company generally recognizes stock-based compensation expense ratably using the straight-line method over the requisite service period with an offset to additional paid-in capital.

(u) Participant equity loan plan

The Company has a Participant Equity Loan Plan (the “Plan”), under which the Company loaned funds to certain employees for the purpose of allowing these employees the opportunity to purchase common shares of the Company at fair value. Common shares issued under the Plan are subject to voting and transferability restrictions that lapse based on certain events.

Shares purchased under the Plan are reported as share capital at their fair value on the date of issue. The outstanding related employee loans and accrued interest are reported as a deduction from share capital. When there is an amendment in the terms of the Plan, the difference between the fair value at the date of the amendment and the fair value at the original date of purchase is recognized as stock-based compensation ratably on a graded basis over the period that restrictions on the shares lapse.

(v) Recent accounting policies adopted

In January 2010, the FASB issued revised guidance intended to improve disclosures related to fair value measurements. This guidance requires new disclosures as well as clarifies certain existing disclosure requirements. New disclosures under this guidance require separate information about significant transfers in and out of Level 1 and Level 2 and the reason for such transfers, and also require purchases, sales, issuances, and settlements information for Level 3 measurement to be included in the roll-forward activity on a gross basis. The guidance also clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and the requirement to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. This accounting guidance was effective for the Company beginning in the first quarter of fiscal 2011, except for the roll-forward of activity on a gross basis for Level 3 fair value measurement, which will be effective for the Company in the first quarter of fiscal 2012. The adoption of the remaining guidance in the first quarter of 2012 is not expected to have a material impact on the Company’s results of operations, financial condition and the Company’s disclosures.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

2. Acquisition

On April 21, 2010 the Company acquired 100% of the issued and outstanding shares of Next Holdings Limited (“NextWindow”), a privately held New Zealand company, for $82,000 in cash. NextWindow designs components for optical touch screens for integration into electronic displays including PC displays. This acquisition provided the Company with innovative technology and research and development expertise which is being integrated into the Company’s products.

The acquisition was accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed were measured at their fair values as of the date of acquisition. The excess of the acquisition price over such fair value was recorded as goodwill on acquisition. Fair values were determined based on information available at the date of acquisition. The Company has included the operating results of NextWindow in the consolidated financial statements from the date of acquisition. Revenue and net loss from NextWindow reported in the Company’s results for the year ended March 31, 2011 amounted to $24,674 and $17,122, respectively. The net loss for the year ended March 31, 2011 included amortization of intangible assets resulting from the acquisition of $8,903.

The following table summarizes the allocation of the total consideration to the assets acquired and liabilities assumed based on fair values.

Assets purchased
Current assets	$12,513
Property and equipment	2,177
Intangible assets (note 8)	50,061
Goodwill	34,173

$98,924

Liabilities assumed
Current liabilities	$9,868
Deferred income tax liability	15,030

$24,898

Net non-cash assets acquired	$74,026
Cash acquired	7,974

Consideration paid—cash	$82,000

The goodwill associated with the acquisition is primarily attributable to broader exposure to international markets, enhancing the Company’s work force with skilled researchers and engineers, and expected incremental revenue from new technologies and customers generated from the existing base of intangible assets. The goodwill is not expected to be deductible for income tax purposes.

The Company expensed $1,143 of acquisition-related costs included in selling, marketing and administration in the year ended March 31, 2011.

The weighted average amortization period of the total intangible assets related to the business acquisition is approximately 5.6 years at the date of acquisition.

Pro forma results of operations have not been presented because the effects of NextWindow’s operations are not considered material to the Company’s consolidated results.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

3. 2010 Reorganization

On May 13, 2010, the Company’s board of directors approved a reorganization (the “2010 Reorganization”), of the capital of the Company. Through a series of transactions including a payment on May 25, 2010 of $8,016 on the shareholder note payable, the 2010 Reorganization resulted in the shareholder note payable and the cumulative preferred shares, together with all accrued interest and accumulated dividends thereon, as well as the Company’s existing share capital being effectively converted into new share capital. At the completion of the 2010 Reorganization, the Company’s share capital consisted of 433,676,686 Class A Preferred Shares, 170,089,800 Class B Shares and 10,957,191 Class A Subordinate Voting Shares. As part of the 2010 Reorganization, the Company amalgamated with a successor corporation to School 3 ULC, a corporation that, prior to giving effect to the 2010 Reorganization, held all of the outstanding non-voting common shares. This series of transactions was completed on June 8, 2010. On June 24, 2010, the Company effected a one-for-two reverse stock split for both the Class A Subordinate Voting Shares and the Class B Shares. In July 2010, in connection with the Company’s initial public offering (“IPO”) transaction, all the issued and outstanding Class A Preferred Shares were converted into Class B or Class A Subordinate Voting Shares and the Class A Preferred Shares were removed from the authorized share capital of the Company. Also refer to notes 9 and 10 which describe the impact of the 2010 Reorganization on the Company’s financial position in greater detail.

4. Accumulated other comprehensive (loss) income and comprehensive income (loss)

	Year ended March 31,
	2011	2010	2009
Accumulated other comprehensive (loss) income
Balance at beginning of year	$(24,364)	$130,677	$(19,163)
Unrealized gains (losses) on translation of consolidated financial statements to U.S. dollar reporting currency	14,696	(152,577)	147,246
Unrealized gains (losses) on translation of foreign subsidiaries to Canadian dollar functional currency	(2,226)	(2,464)	2,594

Other comprehensive income (loss)	12,470	(155,041)	149,840

Balance at end of year	$(11,894)	$(24,364)	$130,677

	Year ended March 31,
	2011	2010	2009
Comprehensive income (loss)
Net income	$69,355	$142,032	$(106,657)
Foreign currency translation	12,470	(155,041)	149,840

Comprehensive income (loss)	$81,825	$(13,009)	$43,183

5. Trade receivables

	March 31, 2011	March 31, 2010
Trade receivables	$109,992	$85,769
Allowance for doubtful receivables	(3,603)	(3,868)

	$106,389	$81,901

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

The following table summarizes the activity in the allowance for doubtful receivables.

	Year ended March 31,
	2011	2010	2009
Balance at beginning of year	$3,868	$878	$957
Charge to bad debts expense	17	2,954	328
Reduction to provision	(635)	(260)	(209)
Foreign exchange loss (gain)	353	296	(198)

Balance at end of year	$3,603	$3,868	$878

6. Inventory

	March 31, 2011	March 31, 2010
Raw materials	$19,939	$11,061
Finished goods	65,018	51,408
Provision for obsolescence	(3,141)	(3,726)

	$81,816	$58,743

The provision for obsolescence is related to finished goods inventory.

7. Property and equipment

	March 31, 2011	March 31, 2010
Cost
Building	$75,745	$72,180
Information systems, hardware and software	49,020	45,607
Assembly equipment, furniture, fixtures and other	43,497	40,852
Construction in progress	11,837	3,107

	$180,099	$161,746

Accumulated depreciation and amortization
Building	$6,638	$3,167
Information systems, hardware and software	27,090	21,434
Assembly equipment, furniture, fixtures and other	29,198	29,146

	$62,926	$53,747

Net book value
Building	$69,107	$69,013
Information systems, hardware and software	21,930	24,173
Assembly equipment, furniture, fixtures and other	14,299	11,706
Construction in progress	11,837	3,107

	$117,173	$107,999

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

Depreciation and amortization expense incurred is as follows.

	Year ended March 31,
	2011	2010	2009
Building	$3,159	$2,630	$315
Information systems, hardware and software	14,780	9,715	3,999
Assembly equipment, furniture, fixtures and other	8,975	5,611	5,416

	$26,914	$17,956	$9,730

The building is the Company’s global headquarters located in Calgary, Alberta which was substantially complete in 2009, at which point the Company commenced depreciation. The cost of the building includes $548 of capitalized interest. Included in accrued and other current liabilities is an accrual for capital expenditures of $4,368 at March 31, 2011 ($2,793 at March 31, 2010).

The amount of depreciation expense included in cost of sales amounted to $4,118, $2,026 and $3,913 for the years ended March 31, 2011, 2010 and 2009, respectively.

8. Intangible assets

	March 31, 2011	March 31, 2010
Cost
Acquired technology	$29,600	$—
Customer relationships	17,500	—
Other intellectual property	4,047	527

	$51,147	$527
Accumulated amortization
Acquired technology	$5,039	$—
Customer relationships	3,296	—
Other intellectual property	672	21

	$9,007	$21
Net book value
Acquired technology	$24,561	$—
Customer relationships	14,204	—
Other intellectual property	3,375	506

	$42,140	$506

The increase in intangible assets in the year ended March 31, 2011 relates to the acquisition of NextWindow (note 2).

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

Amortization expense of finite-lived intangibles for the year ended March 31, 2011 was $8,986 (2010—$21). Based on the carrying value of the identified intangible assets as at March 31, 2011 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the next five years is expected to be as follows.

	Fiscal year ending March 31,
	2012	2013	2014	2015	2016
Amortization expense	$9,542	$9,542	$9,542	$9,542	$1,180

9. Long-term debt and credit facilities

Long-term debt

	March 31, 2011	March 31, 2010
First lien facility	$294,325	$337,375
Second lien facility	45,000	100,000
Unsecured term loan	—	79,407
Term construction facility	—	49,740

	339,325	566,522
Current portion of long-term debt	(3,050)	(92,790)

	$336,275	$473,732

Related party long-term debt

	March 31, 2011	March 31, 2010
Construction loan	$—	$1,421
Shareholder note payable	—	327,864
Cumulative preferred shares	—	101,991

	—	431,276
Current portion of related party long-term debt	—	(1,421)

	$—	$429,855

(a) Credit facilities

(i) First lien facility

In August 2007, the Company entered into a seven-year, $305,000 term loan with a six-year, $45,000 revolving credit facility (the “First lien facility”). The full amount of the term loan was drawn upon closing. At March 31, 2010, $40,000 was drawn on the revolving portion of the First lien facility, which was subsequently repaid in April 2010. As part of the Company’s IPO transaction which closed on July 20, 2010, the Company put into place an additional $55,000 revolving credit facility under the First lien facility maturing August 28, 2013, which increased the total revolving credit capacity to $100,000 and which remains undrawn as of March 31, 2011. The First lien facility is secured by a first priority interest over all assets of the Company and certain subsidiaries.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

The Company may repay all or a portion of the First lien facility at any time without incurring early repayment premiums. The term-loan portion of the First lien facility requires mandatory annual repayments totaling $3,050. In addition, beginning with the year ended March 31, 2009, the Company is required to repay amounts under the facility ranging between zero and 50% of annual excess cash flow, contingent upon the Company’s leverage ratio at the time. As of March 31, 2011, the leverage ratio was below the level required to trigger a repayment.

Borrowings under the term loan bear interest at floating rates, based on LIBOR, the U.S. federal funds rate or the Canadian base rate of the administrative agent. Borrowings under the revolving credit facility bear interest at floating rates based on the banker’s acceptance rate, LIBOR, the U.S. federal funds rate, the Canadian base rate of the administrative agent or the Canadian prime rate. The Company has discretion with respect to the basis upon which interest rates are set. The interest rate on borrowings under the First lien facility term loan was 3.1% at March 31, 2011 and 3.0% at March 31, 2010.

The Company had outstanding letters of credit totaling $1,371 at March 31, 2011 and, $2,190 at March 31, 2010. These letters of credit have not been drawn, however, they reduce the amount available to the Company under the revolving portion of the First lien facility.

The Company was in compliance with all financial covenants with respect to this facility calculated in accordance with U.S. GAAP at March 31, 2011. The facility has two financial covenants: a total leverage ratio test and an interest coverage ratio test. Compliance is tested quarterly and the Company has been in compliance with all covenants during all reporting periods since the inception of the loan. Prior to March 31, 2010, these covenants were calculated in accordance with Canadian GAAP.

(ii) Second lien facility

In August 2007, the Company entered into an eight year, $100,000 term loan (the “Second lien facility”), which was fully drawn upon closing. The Second lien facility is secured by a second priority interest over all the assets of the Company and certain subsidiaries. The Company may repay all or a portion of the facility at any time without repayment premiums.

Borrowings under the Second lien facility bear interest at floating rates based on LIBOR, the U.S. federal funds rate or the Canadian base rate of the administrative agent. The Company has discretion with respect to the basis upon which interest rates are set. The interest rate on borrowing under the Second lien facility was 7.2% at March 31, 2011 and 7.3% at March 31, 2010.

In fiscal 2011, repayments of $55,000 were made on the Second lien facility. There were no repayment premiums charged.

The Company incurred fees of $13,090 in closing the First lien facility and the Second lien facility which have been recorded as deferred financing fees. These fees are shown as an asset and amortized over the loans’ terms based on the effective interest rate method. The Company also incurred fees of $1,385 in closing the new revolving facility on July 20, 2010 under the First lien facility. These fees are shown as an asset and amortized over the term of the facility using the straight-line method. Repayments of the term loans also result in releases of these fees, which are then recorded as amortization expense. The Company recorded amortization of these fees of $3,270, $1,525 and $1,445 for the years ended March 31, 2011, 2010 and 2009, respectively.

(b) Unsecured term loan

In August 2007, the Company closed an eight-year, $60,000 unsecured term loan. The full amount of the loan was drawn upon closing.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

Borrowings under the term loan bore interest at floating rates, based on LIBOR, the U.S. federal funds rate or the Canadian base rate of the administrative agent. The Company had discretion with respect to the basis upon which interest rates were set. Interest on the loan was deferred for the first four years and paid in cash thereafter, with the deferred interest added to the principal on a quarterly basis. At March 31, 2010, accrued interest on the loan was $19,407 and the interest rate on borrowings under the term loan was 8.8%.

As part of the 2010 Reorganization (note 3), the Company repaid $40,000 of the unsecured term loan from the IPO proceeds. In September 2010, the remaining balance of $42,389 was repaid in full. A premium of $424 was charged on this repayment.

(c) Term construction facility

In May 2008, the Company closed a 21-month term construction facility to finance, in part, the construction costs of the Company’s global headquarters. In January 2010, the facility was extended for a further nine months. The available borrowings under this facility were comprised of loans and banker’s acceptances for terms of 30, 60, 90 and 180 days, with outstanding borrowings subject to a maximum of the lesser of CDN$52,000 and 75% of project costs as set forth in the project budget as at the closing date of the loan. The facility was primarily secured by a first priority interest of CDN$55,000 over the building and a joint and several undertaking from the Company and the guarantor, IFF Holdings Inc., a shareholder, to fund any cost overruns and complete the project.

The Company incurred fees of $887 in closing this facility which were recorded as deferred financing fees. These fees were shown as an asset and amortized over the loan’s term based on the effective interest rate method. The fees were fully amortized by the end of the original facility term in February 2010. The Company recorded amortization of these fees of $402 for the year ended March 31, 2010 and $419 for the year ended March 31, 2009.

Borrowings in the form of banker’s acceptances bore interest at floating rates based on the Canadian banker’s acceptance rate and CDOR borrowings in the form of prime loans bore interest at floating rates based on the Canadian prime rate. The Company had discretion with respect to the basis upon which interest rates are set. The interest rate on the outstanding banker’s acceptances ranged from 4.8% to 4.9% at March 31, 2010.

As part of the 2010 Reorganization (note 3), the Company repaid $19,244 of the term construction facility from the IPO proceeds. In September 2010, the remaining balance of $29,836 was repaid in full.

(d) Construction loan

In May 2008, as part of the undertaking for the term construction facility, the Company entered into a 21-month loan agreement with a shareholder to fund completion of the construction of the Company’s global headquarters including any cost overruns. In January 2010, the facility was extended for a further nine months. This loan was secured by a second priority interest over the building. The Company could repay all or a portion of the loan prior to maturity without incurring repayment premiums.

Borrowings under the loan bore interest at floating rates based on the Canadian prime rate, payable at maturity, with the accrued interest added to the principal on a monthly basis. At March 31, 2010, accrued interest on the loan was $78 and the interest rate on the loan was 4.3%.

In September 2010, the remaining balance of $1,438 was repaid in full.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

(e) Shareholder note payable

As part of the Corporate Reorganization in August 2007, the Company issued a ten-year, CDN$253,972 note (with two possible five-year extensions at the Company’s election), payable to a shareholder. The note was an unsecured obligation of the Company, subordinate to the First lien facility, Second lien facility and the unsecured term loan. Subject to restrictions under these loans, the Company could repay all or a portion of the note prior to maturity without incurring repayment premiums.

Borrowings under the note bore interest at a rate of 12.0% non-compounding and payable at maturity. Accrued interest on the note was $77,842 at March 31, 2010.

On May 22, 2010, the Company made a payment of $8,016 on the shareholder note payable, and the balance of CDN$253,972 plus accrued interest of CDN$75,074 were effectively converted to Class A Preferred Shares and Class B Shares as part of the 2010 Reorganization (notes 3 and 10).

(f) Cumulative preferred shares

As part of the Corporate Reorganization in August 2007, the Company issued 84,883,191 cumulative preferred shares for consideration of CDN$84,883. The holders of the shareholder note payable and the cumulative preferred shares participated ratably with respect to payments made against the shareholder note payable. In the event a payment was made with respect to the shareholder note payable, the Company was obligated to make payments to the holder of the cumulative preferred shares, concurrently, first towards the discharge of any accrued dividends and secondly to the redemption of the cumulative preferred shares. As such, the cumulative preferred shares were classified as long-term debt.

The cumulative preferred shares did not allow the holder to vote at shareholder meetings but the holder was entitled to receive a fixed cumulative annual dividend at the rate of 8.5%. The dividends accrued from the date of issue, and were subject to and would be payable if and when declared by the Board of Directors. The dividends were recorded as interest expense and were added to the outstanding amount of the cumulative preferred shares. The accrued dividends on the cumulative preferred shares were $18,428 at March 31, 2010.

On May 22, 2010, the cumulative preferred shares of CDN$84,883 plus accrued dividends of CDN$19,748 were converted to Class A Preferred Shares as part of the 2010 Reorganization (notes 3 and 10).

10. Share capital

(a) Share capital

(i) Authorized

The Company’s authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares, 433,676,686 Class A Preferred Shares and an unlimited number of Preferred Shares issuable in series.

Each holder of Class B Shares and each holder of Class A Subordinate Voting Shares is entitled to receive notice of and attend all meetings of the Company’s shareholders, except meetings at which only holders of another particular class or series have the right to vote. At each such meeting, each Class B Share entitles its holder to 10 votes and each Class A Subordinate Voting Share entitles its holder to one vote, voting together as a single class, except as otherwise set forth in the Company’s articles of amalgamation or prescribed by applicable laws.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

(ii) Issued and outstanding

	March 31, 2008 and 2009	Participant Equity Loan Plan	March 31, 2010	Participant Equity Loan Plan	2010 Reorganization	Initial Public Offering	March 31, 2011
Voting Common Shares
Shares	42,606,653	10,957,191	53,563,844	—	(53,563,844)	—	—
Stated amount	$40,139	$1,027	$41,166	$2,122	$(43,288)	$—	$—
Non-voting Common Shares
Shares	127,489,844	—	127,489,844	—	(127,489,844)	—	—
Stated amount	$120,108	$—	$120,108	$—	$(120,108)	$—	$—
Voting Preferred Shares
Shares	127,483,148	—	127,483,148	—	(127,483,148)	—	—
Stated amount	$—	$—	$—	$—	$—	$—	$—
Class A Subordinate Voting Shares
Shares	—	—	—	—	5,478,596	38,830,000	44,308,596
Stated amount	$—	$—	$—	$6,209	$3,156	$474,047	$483,412
Class B Shares
Shares	—	—	—	—	85,044,901	(5,580,706)	79,464,195
Stated amount	$—	$—	$—	$—	$160,242	$78,165	$238,407
Class A Preferred Shares
Shares	—	—	—	—	433,676,686	(433,676,686)	—
Stated amount	$—	$—	$—	$—	$413,616	$(413,616)	$—

Total share capital
Shares	297,579,645	10,957,191	308,536,836	—	215,663,347	(400,427,392)	123,772,791
Stated amount	$160,247	$1,027	$161,274	$8,331	$413,618	$138,596	$721,819

The 2010 Reorganization completed on June 8, 2010 effectively resulted in the conversion of the Company’s Voting Common Shares, Voting Preferred Shares, cumulative preferred shares including accrued interest (note 9) and shareholder note payable (note 9) into 10,957,191 Class A Subordinate Voting Shares, 170,089,800 Class B Shares and 433,676,686 Class A Preferred Shares. The Company’s Non-voting Common Shares were cancelled as part of the 2010 Reorganization.

On June 24, 2010, the Company effected a one-for-two reverse split of the Class A Subordinate Voting Shares and the Class B Shares.

As part of the Company’s IPO on July 20, 2010, the 433,676,686 Class A Preferred Shares were converted to 5,898,744 Class B Shares and 18,550,550 Class A Subordinate Voting Shares and then 11,479,450 Class B Shares were converted to 11,479,450 Class A Subordinate Voting Shares. New Class A Subordinate Voting Shares issued by the Company to the public pursuant to the IPO totaled 8,800,000 at an issue price of $17.00. Proceeds from the IPO were $138,596, net of underwriting commissions of $7,854 and other offering expenses of $7,429, net of tax of $4,279. Other offering expenses were also recorded as a reduction of IPO proceeds effective the date of the IPO. Concurrent with this transaction, 30,030,000 Class A Subordinate Voting Shares were sold to the public by existing shareholders at an issue price of $17.00.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

(b) Participant equity loan plan

In 2009, the Company implemented a Participant Equity Loan Plan (the “Plan”) under which the Company loaned funds to certain employees for the purpose of allowing them to purchase common shares of the Company at fair market value as determined by a third party valuation.

Shares granted under the Plan are reported as share capital in shareholders’ equity at their value on the date of issue. The outstanding related loans and accrued interest are reported as a reduction of share capital.

In August 2009 and February 2010 the Company made loans to employees totaling CDN$12,960 and issued 10,957,191 common shares at a weighted average price of CDN$1.18.

Share capital increased by $8,331 in the year ended March 31, 2011 as a result of Plan activity which consisted of loan principal and interest repayments totaling $8,404, interest accrued during the year of $204 and foreign exchange adjustments of $131. Also, during the year ended March 31, 2011, 26,250 shares of employees who left the Company were repurchased and related loans and accrued interest amounting to $93 were repaid. During 2010, loan principal and interest repayments totaled $1,918. Total loans and accrued interest amounted to $2,624 at March 31, 2011 ($10,965 at March 31, 2010).

Shares issued under the Plan were initially subject to restrictions that lapse as follows: 40% of the Plan shares were subject to restrictions that lapse based on passage of time and 60% were subject to restrictions that lapse based on performance of the Company. The restrictions on performance-based shares lapsed upon a liquidity event that provided a return on invested capital earned by the principal shareholders of the Company above certain valuation thresholds. At the time of the IPO, 789,176 time-vesting shares were unrestricted and as a result of the Company’s IPO, 1,951,594 performance-based shares became unrestricted, causing employee loans of $6,537 to become immediately repayable.

In August 2010, the Plan was amended such that the 40% of shares with performance-based restrictions that did not become unrestricted as part of the IPO transaction, representing 24% of the total shares under the Plan, would become unrestricted in two equal installments on each of the next two anniversary dates of the IPO. As a result of this amendment, the difference between the fair value of the affected shares at the date of the amendment and the fair value at the initial issuance of the shares is being recognized as stock-based compensation ratably on a graded basis over the period the restrictions lapse. The expense is included in selling, marketing, and administration and research and development, with an offsetting credit to additional paid-in capital. The total number of shares affected by this amendment was 1,301,063 Class A Subordinate Voting Shares. The weighted average grant date price was $2.36 and the fair value at the date of the amendment was $13.38. The total amount of compensation cost is adjusted to reflect expected forfeitures based on Company historical data. Changes in the forfeiture rate will result in changes in the amount of compensation cost recognized over the amortization period. The total value to be expensed over two years is $13,714, of which $7,567 was expensed in the year ended March 31, 2011.

11. Stock-based compensation

On June 3, 2010 the Company approved the 2010 Equity Incentive Plan (“2010 Plan”) which provides for the grant of options, restricted share units and deferred share units to the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. Under the 2010 Plan, the Company has reserved for issuance Class A Subordinate Voting Shares representing up to 10% of the total outstanding Class A Subordinate Voting Shares and Class B Shares. At March 31, 2011 there were 10,961,279 stock-based awards available for future grant.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

During the year ended March 31, 2011 the Company granted 1,444,500 stock options to purchase an equivalent number of the Company’s Class A Subordinate Voting Shares at a weighted average exercise price of $16.22. Of these options 1,140,000 were granted on July 15, 2010, the date of the Company’s IPO, at an exercise price of $17.00. These options vest over various periods ranging between three and four years.

A summary of the status of the Company’s stock options at March 31, 2011, 2010 and 2009 and changes during the year ended on those dates is as follows.

	Options Outstanding
	Number of options	Weighted average exercise price per option	Average remaining contractual life in years	Aggregate intrinsic value
Balance at March 31, 2008, 2009 and 2010	—	$—	—	$—
Granted	1,444,500	16.22	—	—
Exercised	—	—	—	—
Forfeited	(28,500)	15.61	—	—

Balance at March 31, 2011	1,416,000	$16.24	4.37	$152

Exercisable at March 31, 2011	—	$—	—	$—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the closing stock price of the Company’s Class A Subordinate Voting Shares on March 31, 2011 and the exercise price of in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on March 31, 2011.

The fair value of each stock-based award is estimated at the date of grant using the BSM option-pricing model and the assumptions noted in the table below. The amounts computed according to the model may not be indicative of the actual values realized upon the exercise of the options by the holders. The weighted average fair value of options granted in the year ended March 31, 2011 was $16.24. No options were granted in the year ended March 31, 2010.

Stock-based compensation expense related to these options included in selling, marketing and administration expense and research and development expense for the year ended March 31, 2011 was $1,105 (zero for the year ended March 31, 2010). As at March 31, 2011, the total compensation cost not yet recognized related to stock options was $5,425. This amount is expected to be recognized over the next four years on a weighted average basis.

The weighted average fair value of the stock options granted in 2011 was calculated using the BSM option-pricing model with the following assumptions.

Year ended March 31, 2011
Fair value of stock options granted during the year	$5.59
Assumptions
Risk-free interest rate	0.96%-1.49%
Expected life in years	4.0
Expected dividend yield	0.0%
Volatility	45.0%

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

The assumed volatility used in the stock option valuation for options granted for the year ended March 31, 2011 is the Company’s estimate of the future volatility of the share price based on a review of the volatility of comparable public companies. The assumed dividend yield reflects the Company’s intention to not pay cash dividends in the foreseeable future. The assumed expected life is the Company’s estimated expected exercise pattern of the options. The assumed risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected term of the option.

The Company estimates forfeitures at the time of grant based on the Company’s historical data and revises these estimates in subsequent periods if actual forfeitures differ from those estimates. The estimated forfeiture rate used was 5.0% for the year ended March 31, 2011.

12. Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows.

	Year ended March 31,
	2011	2010	2009
Income (loss) before income taxes
Domestic	$114,480	$157,548	$(109,274)
Foreign	(9,813)	2,798	6,891

	$104,667	$160,346	$(102,383)
Combined tax rate	27.89%	29.15%	29.40%
Expected income tax expense (recovery)	29,192	46,741	(30,101)
Adjustments
Non-deductible, non-taxable items	2,744	(12,511)	19,703
Variation in foreign tax rates	830	709	571
Deferred income tax rate differences	464	(1,741)	6,768
Change in valuation allowance	3,107	(11,263)	10,722
Investment tax credits	(4,285)	(3,248)	(2,451)
Other	3,260	(373)	(938)

Income tax expense	$35,312	$18,314	$4,274

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below.

	March 31, 2011	March 31, 2010
Deferred income tax assets
Inventory	$350	$668
Non-capital losses	—	453
Foreign non-capital losses	4,140	2,549
Property and equipment	—	614
Derivative contracts	341	1,386
Deferred revenue	30,823	26,164
Warranty accrual	2,979	2,809
Other	833	374
Valuation allowance	(4,564)	(2,548)

	34,902	32,469
Deferred income tax liabilities
Intangible assets	8,690	33
Property and equipment	49	—
Long-term debt	5,121	2,223
Investment tax credits	2,249	2,873
Long-term debt financing costs	1,010	695

	17,119	5,824

Net deferred income tax asset	$17,783	$26,645

Deferred income tax asset—current	$12,200	$11,683
Deferred income tax asset—long-term	17,177	14,962
Deferred income tax liability—long-term	(11,594)	—

	$17,783	$26,645

The Company had consolidated non-capital losses for income tax purposes of $13,589 at March 31, 2011 and $9,486 at March 31, 2010, which will expire at various times through to 2029.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion of or all of the deferred tax assets will be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. To the extent that any portion of the deferred tax assets is not more likely than not to be realized, a valuation allowance has been provided.

As at March 31, 2011 and 2010, the Company did not have unrecognized tax benefits. The Company files federal and provincial income tax returns in Canada, its U.S. subsidiary files federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before March 31, 2008.

The Canada Revenue Agency (the “CRA”), is conducting an examination of the Company’s Canadian income tax returns of taxation years ending in the 2008 and 2009 fiscal years. The German Tax Authority has commenced an examination of the Company’s German income tax returns of taxation years ending in the 2006 to

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

2009 fiscal years which is in its preliminary stages. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

Notwithstanding management’s belief in the merit of the Company’s tax filing positions, it is reasonably possible that the Company’s unrecognized tax benefits, if any, could significantly increase or decrease within the next twelve months, although this change is not likely to have a material impact on the Company’s effective tax rate. Future changes in management’s assessment of the sustainability of tax filing positions may impact the Company’s income tax liability.

The Company recognizes interest related to income taxes in interest expense and penalties related to income taxes in selling, marketing and administration expense in the consolidated statement of operations. The amount of gross interest and penalties accrued was zero at March 31, 2011 and zero at March 31, 2010. The Company recognized interest and penalty expense related to tax matters of $86, $173 and $727 for the years ended March 31, 2011, 2010 and 2009, respectively.

13. Product warranty

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in cost of sales. The accrued warranty obligation is reviewed quarterly to establish that it reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from the estimates. The accrued warranty obligation is included in accrued and other current liabilities.

The change in the Company’s warranty expense and actual warranty experience from April 1, 2008 to March 31, 2011 as well as the accrued warranty obligation as at March 31, 2011 are set forth in the following table.

	Year ended March 31,
	2011	2010	2009
Accrued warranty obligation at beginning of year	$10,840	$6,132	$6,639
Actual warranty experience	(14,041)	(10,845)	(3,860)
Warranty provision	13,494	13,842	4,676
Adjustments for changes in estimate	725	—	—
Foreign exchange (gain) loss	525	1,711	(1,323)

Accrued warranty obligation at end of year	$11,543	$10,840	$6,132

14. Earnings per share amounts

	Year ended March 31,
	2011	2010	2009
Net income (loss) for basic and diluted earnings (loss) per share available to common shareholders	$69,355	$142,032	$(106,657)
Weighted average number of shares outstanding—basic and diluted	130,775,288	176,332,584	170,096,497
Basic and diluted earnings (loss) per share	$0.53	$0.81	$(0.63)

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

The weighted average number of shares outstanding for the year ended March 31, 2011 reflects voting common shares and non-voting shares outstanding on a pro-rata basis from April 1, 2010 to June 8, 2010, the date of the 2010 Reorganization and Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis from June 9, 2010 to March 31, 2011, after giving retroactive effect to the one-for-two reverse share split effected June 24, 2010 for the Class A Subordinate Voting Shares and the Class B Shares. Options to purchase 1,416,000 Class A Subordinate Voting Shares were outstanding at March 31, 2011 of which 137,000 options had an exercise price lower than the weighted average trading price of underlying Class A Subordinate Voting Shares during the year ended March 31, 2011. These options were excluded from the calculation of diluted earnings per share because the combined exercise price and unamortized fair value is greater than the average trading price of the Class A Subordinate Voting shares for the year ended March 31, 2011 and therefore their inclusion would have been anti-dilutive. All other options were excluded from the computation of diluted earnings per share because their exercise prices exceeded the trading price of the underlying Class A Subordinate Voting Shares during the year ended March 31, 2011.

The weighted number of shares outstanding for the years ended March 31, 2010 and 2009 reflects voting and non-voting common shares.

15. Commitments

	Fiscal year ending March 31,
	2012	2013	2014	2015	2016 and thereafter
Operating leases	$7,795	$6,010	$5,559	$5,485	$22,793
Derivative contracts	1,846	—	—	—	—
Long-term debt repayments
Long-term debt	3,050	3,050	3,050	285,175	45,000
Future interest obligations on long-term debt	12,441	12,313	12,218	6,956	1,369
Purchase commitments	88,488	1,985	1,201	—	—

Total	$113,620	$23,358	$22,028	$297,616	$69,162

The operating lease commitments relate primarily to office, warehouse and assembly facilities and represent the minimum commitments under these agreements. The Company incurred rental expense of $5,175, $4,373 and $9,332 for the years ended March 31, 2011, 2010 and 2009, respectively.

The derivative contracts represent minimum commitments under foreign exchange and interest rate contracts based on the forward strip for each instrument through the contract term.

Long-term debt commitments represent the minimum principal repayments required under the long-term debt facilities.

Purchase commitments represent commitments for raw materials to be used in the assembly of the Company’s products and commitments for finished goods to be purchased from contract manufacturers, as well as certain information systems and licensing costs.

Commitments have been calculated using foreign exchange and interest rates in effect at March 31, 2011. Fluctuations in these rates may result in actual payments differing from those reported in the above table.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

16. Guarantees and contingencies

(a) Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Litigation” section below, SMART may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF Holdings Inc. (“IFF”), pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by SMART and each director and officer on or about the time of their appointment to their respective office.

(b) Litigation

Since December 2010, several class action complaints have been filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares against the Company and other parties alleging certain violations of federal securities laws relative to the IPO. The New York actions have been dismissed voluntarily and the Illinois action is pending. Pursuant to the provisions governing class action litigation as set out in the Private Securities Litigation Reform Act of 1995, it is expected that the various complaints will be consolidated into one action going forward. Several individuals and entities have applied to the Courts to be appointed Lead Plaintiff and those applications remain pending.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO.

The proceedings relative to the above litigation are currently pending and as such the likelihood of damages or recoveries and the ultimate amounts, if any, relative to the above litigation (or any associated litigation) are not determinable. Accordingly, no amount has been recorded in these financial statements as at March 31, 2011.

(c) General

The Company is subject to claims and contingencies related to lawsuits and other matters arising in the normal course of operations. Management believes the ultimate liability, if any, arising from such claims and contingencies, is not likely to have a material effect on the consolidated results of operations or financial condition of the Company.

17. Segmented disclosure

The Company reports segmented information based upon the manner in which related information is organized and managed as a single reportable business segment. The Company’s operations are substantially related to the design, development, assembly and sale of hardware and software of interactive whiteboards and related products that enable group collaboration and learning.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

The Company conducts business globally. Revenue information relating to the geographic locations that the Company sells products in is as follows.

	Year ended March 31,
	2011	2010	2009
Revenue
United States	$497,726	$409,527	$277,926
Canada	60,669	47,722	36,317
Europe, Middle East and Africa	175,472	149,905	131,474
Rest of World	56,188	40,821	22,439

	$790,055	$647,975	$468,156

For the years ended March 31, 2011, 2010 and 2009, no single customer accounted for more than 10% of revenues.

Most of the Company’s assets are held in Canada. As a result of the acquisition of NextWindow on April 21, 2010 (note 2), one country outside Canada, New Zealand, has more than 10% of the Company’s total consolidated long-lived assets at March 31, 2011. Total long-lived assets in New Zealand amounted to $78,228 and total long-lived assets outside of Canada amounted to $79,207 at March 31, 2011.

18. Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities, and long-term debt.

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

(a) Foreign exchange rate risk

Foreign exchange risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and both the U.S. dollar (“USD”), and the Euro (“EUR”). This exposure relates to our USD denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar denominated operating costs.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. The Company currently does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange (gain) loss on the Consolidated Statement of Operations.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

(b) Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. The Company partially mitigates this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. The Company currently does not apply hedge accounting to its interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in our Consolidated Statement of Operations.

(c) Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

The Company sells hardware and software that enables group collaboration and learning to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and receivables accounts are adjusted as required. Receivables balances are charged against the allowance when the Company determines that it is probable that the receivable will not be recovered. The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk (note 5).

Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier value hierarchy, which prioritizes the inputs in the valuation methodologies in measuring fair value:

Level 1—Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2—Observable inputs other than quoted market prices included in level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active; or inputs that are observable or can be corroborated by observable market data.

Level 3—Significant unobservable inputs which are supported by little or no market activity and typically reflect managements estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis.

March 31, 2011

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$108,363	$—	$—	$108,363
Derivative instruments	—	1,340	—	1,340

Total assets	$108,363	$1,340	$—	$109,703

Liabilities
Derivative instruments	$—	$1,846	$—	$1,846

Total liabilities	$—	$1,846	$—	$1,846

March 31, 2010

	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$223,089	$—	$—	$223,089
Derivative instruments	—	4,422	—	4,422

Total assets	$223,089	$4,422	$—	$227,511

Liabilities
Derivative instruments	$—	$5,758	$—	$5,758

Total liabilities	$—	$5,758	$—	$5,758

(a) Fair value of derivative contracts

March 31, 2011

	Fair value	Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$832 (426 408)	Apr 2011 to Sep 2011 Apr 2011 to Jan 2012 Apr 2011 to Jan 2012	1.0311 - 1.0460 1.2970 - 1.4069 1.5081 - 1.6027	USD 13,000 EUR 17,500 GBP 11,500

	$814

Interest rate derivative contracts	$(1,320)	Dec 2011	1.253%	60% of the outstanding principal on the first and second lien term loans over the contract term

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

March 31, 2010

	Fair value	Contract expiry	Rates	Notional amounts of quantity
Foreign exchange derivative contracts	$331 1,927 1,657	Apr 2010 to Sep 2010 Apr 2010 to Dec 2010 Apr 2010 to Jan 2011	1.0140 - 1.0800 1.4945 - 1.5882 1.7171 - 1.7778	USD 31,000 EUR 13,500 GBP 9,150

	3,915

Interest rate derivative contracts	(4,299)	Sep 2010	4.756%	80% declining to 50% of the outstanding principal on the first and second lien term loans over the contract term

	(952)	Dec 2011	1.253%	50% of the outstanding principal on the first and second lien term loans over the contract term

	$(5,251)

The fair value of the foreign exchange derivative contracts of $1,340 is included in other current assets at March 31, 2011 ($3,915 at March 31, 2010). The fair value of foreign exchange derivative contracts of $526 is included in accrued and other current liabilities at March 31, 2011 (zero at March 31, 2010).

The fair value of interest rate derivative contracts included in accrued and other current liabilities is $1,320 at March 31, 2011 ($5,758 at March 31, 2010). The fair value of interest rate derivative contracts included in other long-term assets is zero at March 31, 2011 ($507 at March 31, 2010).

(b) Long-term debt

The estimated fair value of the Company’s long-term debt has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities. The carrying value and fair value of the Company’s long-term debt as at March 31, 2011 and March 31, 2010, are as follows.

	March 31, 2011		March 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt	$339,325	$328,869	$567,943	$518,131
Fixed-rate long-term debt	—	—	429,855	229,549

Total	$339,325	$328,869	$997,798	$747,680

(c) Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables and accounts payable, accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in foreign currencies including the USD, EUR and British pound sterling (“GBP”) and are translated at the exchange rate in effect at the balance sheet date.

SMART Technologies Inc.

Notes to Consolidated Financial Statements—(Continued)

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2011, 2010 and 2009

19. Related party transactions

All transactions with related parties were nominal for the years ended March 31, 2011, 2010 and 2009, with the exception of those disclosed in notes 9 and 10.

20. Comparative figures

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.